FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Items

1.	Press Release dated November 25, 2003 titled, “Announcing Partnership with BC Rail”

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN announces partnership with BC Rail

     Partnership will benefit province’s forest products
industry, ensure effective rail competition and promote
economic development of B.C.’s North

VANCOUVER, Nov. 25, 2003 – CN announced today it will pay the B.C. government $1 billion in cash to acquire the outstanding shares of BC Rail Ltd., along with the right to operate over BC Rail’s roadbed under a long-term lease. BC Rail’s rail bed will remain in public hands, with CN assuming responsibility for rail transportation and infrastructure maintenance.

E. Hunter Harrison, president and chief executive officer of CN, said: ”CN is pleased that the B.C. government has selected us to partner with BC Rail. Our financial strength, operating excellence, and investment in the future of BC Rail will create lasting economic value for all of B.C.

“Purchasing the BC Rail franchise is a strategically important initiative for CN, one that will strengthen our forest products business and that has significant scope for shareholder value creation.

“We firmly believe our plan for BC Rail will best serve the province’s forest products industry, northern communities and vital tourism trade. The rail combination will offer BC Rail shippers unparalleled routes to major NAFTA and international markets – a new network of routes that will strengthen the competitiveness of the B.C. economy.

“Our partnership with B.C. also reflects CN’s commitment to promote open and fair competition and to share the transaction’s synergies with shippers. We will offer BC Rail’s shippers the ‘best of both worlds’ – the efficiencies and route advantages of CN’s single line-service to key markets, and the option of routing traffic to other railways at the Vancouver gateway at lower average rates than those now charged by BC Rail.”

Harrison said: “Another key objective of our partnership is economic and community development in B.C.’s North. First, we will locate our B.C. North Division office in Prince George and inject new work into the city’s BC Rail shop complex. These initiatives will assure local decision-making and a highly responsive work force to meet the needs of BC Rail shippers, and help mitigate the employment impact of new rail efficiencies. Second, CN is committed to grow freight volumes in the Northwest Corridor in cooperation with the Port of Prince Rupert. And third, we will actively support the introduction of new and exciting train tours over BC Rail between Vancouver, Whistler and the B.C. North. CN and BC Rail will soon request proposals from qualified companies to select third party operators for these trains.”

CN plans to invest one million dollars in a new state-of-the-art wheel shop at BC Rail’s Prince George Shop complex, and will in-source wheel work currently contracted out and assign CN system freight car and locomotive work to the facility.

Harrison also said: “CN has extensive experience in working with Aboriginal groups, supports the treaty process and will respect existing agreements and protocols with BC Rail.”

The integration of CN and BC Rail operations will be conducted in step-by-step fashion over a three-year period, ensuring a smooth transition for shippers and fair treatment of employees.

Excluding 115 employees who are already inactive, BC Rail currently has a workforce of 1,380 employees. CN’s operating plan in future will require a workforce of 950, including 95 employees who would be surplus were it not for the company’s plan to perform new mechanical work at BC Rail’s Prince George shops, and 60 employees to be relocated within CN’s system in Western Canada. CN estimates 250 BC Rail employees are eligible for early retirement, and that the remaining 180 job reductions will be accomplished by attrition or severance.

“We will do our utmost to work with BC Rail communities to pursue growth opportunities and to find creative ways to lessen the impact of our operating plan on employment levels,” said Harrison.

CN expects the combined CN/BC Rail networks to generate revenue gains from market share captured from trucks, and to produce cost synergies from new operating efficiencies and greater asset utilization. CN will finance the transaction with debt and expects it to be accretive to its earnings per share and free cash flow in the first year of BC Rail operation.

Harrison said: “CN is a shareholder focused company. Since the company's initial public offering in November 1995, CN's share price has grown by almost 500 per cent.

“CN has a record of flawlessly bringing other railroads into its system. This success has delivered real benefits to shippers, shareholders and employees. We expect nothing less in the integration of BC Rail into CN’s network.”

The B.C. government will enact legislation to effect the partnership with CN. The transaction is subject to approval by Canada’s Competition Bureau and is expected to close in the first quarter of 2004.

Information on the partnership and maps of the combined networks are available at www.cn.ca/BCRailpartnership, or click on the CN-BC Rail icon on CN's home page, www.cn.ca/.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Graham Dallas	Robert Noorigian
(604) 501-5306	(514) 399-0052
(604) 609-5465 (until the close of business Nov. 28, 2003)

Mark Hallman
(905) 669-3384

Fact Sheet

BC Rail and CN
A partnership creating lasting value for B.C.

Significantly improves BC Rail service

  CN, with 1,300 route miles of track and 1,400 employees in B.C., offers BC Rail shippers the shortest and fastest route to key NAFTA markets –700 miles less to Toronto and Memphis than competing carriers and 650 miles less to Chicago. CN has strong relationships with connecting U.S. carriers operating in the Western U.S.

  CN is the only railroad connecting directly with BC Rail at Prince George and North Vancouver. Network integration will create a critical mass of traffic at Prince George to start a new “Chicago Express” train for the forest products industry on a schedule of less than four days.

  CN’s industry-leading “scheduled railroading” practices will offer BC Rail customers trip plans for shipments measured in hours, not days.

  Improved car fleet – CN will acquire 600 new centrebeam cars and upgrade 1,500 boxcars to accommodate anticipated truck share gains in the forest products segment. Fleet capacity will also increase as a result of improved car cycles.

  CN’s unique Guaranteed Car Supply Program will assure shippers the right car, at the right place, at the right time.

“Best of both worlds” for B.C. shippers

  CN commits to share merger synergies with shippers and assure them competitive options through its Open Gateway Rate and Service Commitment. Shippers will be able to choose the efficiencies and route advantages of CN’s single-line services to key markets. They will also maintain the option of routing traffic to other railways at the Vancouver gateway at rates, on average, that are seven per cent less than those now charged by BC Rail.

  Shippers choosing to route traffic via competitive railroads at Vancouver will have access to pre-established, public rates and receive service equal to that which CN provides for its own traffic.

New work in Prince George, potential new container terminal at Prince Rupert

  CN will make Prince George home to its new B.C. North Division office and will inject new work into the city’s BC Rail shops.

  The new office will oversee B.C. North operations and house a customer-support pod for the forest products industry. With 75 per cent of B.C. forest products shippers located within 200 miles of Prince George, the new office will improve responsiveness to forest products shippers.

  CN will invest $1 million in a modern system wheel shop at BC Rail’s Prince George Shop Complex, and in-source CN system freight car and locomotive work there.

  CN is uniquely positioned to leverage the competitive advantages of the Port of Prince Rupert and Northwest trade corridor and is actively working with the port on a potential new container terminal at Prince Rupert to move traffic from Asia to Eastern Canada and Chicago. CN is prepared to invest up to $15 million in rail infrastructure improvements to accommodate double-stack container trains on its BC North line.

  With increased traffic anticipated in the new partnership with BC Rail, CN is committed to reopen the link between Dawson Creek and Hythe to facilitate grain movements from the Peace Region.

  CN will actively support the introduction of new and exciting train tours over BC Rail between Vancouver, Whistler and the B.C. North. CN and BC Rail soon will request proposals from qualified companies to select third parties to operate these trains.

  CN will work with the B.C. government to facilitate the upgrading of the Sea-to-Sky Highway and ensure rail alternatives for a successful 2010 Winter Olympics.

  CN has extensive experience in working with Aboriginal groups, supports the treaty process and will respect BC Rail’s agreements and protocol.

Fair value for British Columbians

  CN will pay the B.C. government $1 billion in cash to acquire the outstanding shares of BC Rail Ltd., along with the right to operate over BC Rail’s roadbed under a 60-year lease, which is renewable for a further 30 years.

  CN’s operation of BC Rail will generate new tax streams for municipalities along the BC Rail network and for the B.C. government, including approximately $7 million in new property taxes for cities and towns.

  The transaction will leave in government hands BC Rail’s important Port Subdivision entering Deltaport and Roberts Bank Port, and other surplus real estate assets.

  The transaction will significantly improve rail service, improving the competitiveness of B.C. industry.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 25, 2003	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary